ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

June 17, 2011

Mark P. Shurman
Legal Branch Chief
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8561

Re:           Advanced Credit Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed: June 17, 2011
File No.: 333-170132

Dear Mr. Shurman:

We are in receipt of your correspondence dated June 9, 2011 with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

1.	Updated financial statements have been filed and disclosure has been updated pursuant to Rule 8-08 of Regulation S-X

Summary of our Offering, page 4

2.	Disclosure regarding the Company’s business methodology has either been deleted or revised to present a more balanced discussion of the Company’s challenges as well as its opportunities.

Selling Securities Holders, page 10

3.	The amount of shares held by selling security holders after the offering has been revised for accuracy.

Description of the Business, page 13

4.
Disclosure as to funding requirements for the Company’s marketing strategy and the probability of success has been revised to provide a sufficient context for the reader. In addition, we have set forth a timeline for implementing our marketing strategies and further discussion regarding the state of our current operations and additional steps required to fully implement the business model

Industry Background, page 15

5.	Disclosure and/or appropriate deletions have been provided relative to hyperlinked statements.

Securities & Exchange Commission

Management’s Discussion and Analysis or Plan of Operation

Results of Operation, page 18

6.	Results of Operations has been revised to reflect the number of customers and the nature of customers (i.e., wholesale or retail) and disclosure has been provided to clarify our operations.

7.	Disclosure providing a clearer context relating to our phases of development has been provided.

Trends, page 19

8.	Disclosure clarifying trends other than random events, affect our operations has been provided.

Liquidity and Capital Resources, page 19

9.
A more balanced discussion as to our sources of liquidity and capital resources along with the basis for our assertion that we believe we will be able to raise additional operating capital of $500,000 has been provided. Further disclosure as applicable describing anticipated sources of liquidity along with uncertainties with respect to sources of financing have been provided.

10.	Disclosure providing the amount of time we will be able to conduct operations using current or committed resources has been provided.

11.	Further clarification as to our monthly burn rate and our financially stable condition has been provided.

Compensation Table, page 21

12.
The compensation tabled referred only to shares of founders stock which was previously disclosed. We have reconciled all disclosures with notes to the financial statements. Supplementally, please be advised that all stock issued is deemed to be founders shares and no further stock awards have been made therefore, FASB ASC Topic 718 is not applicable. In addition, no compensation was paid to officers and directors until 2010 essentially because the Company has no funds to allocate for that purpose.

Compensation of Directors, page 21

13.	Disclosure clearly indicating that the directors received no payment for services other than for expenses reimbursement has been provided.

Employment Agreements, page 22

14.	Please be advised that, yes there was a contractual obligation to pay the two officers however, based upon potential adverse tax consequences, all claims to such compensation have been accrued.

15.	The two officers and directors are not promoters in the sense that they are not promoting the stock of the Company. They are operating a real company and provide no services by that of a promoter.

Financial Statements for the Period from February 25, 2008 (Inception) Through December 31, 2010

Securities & Exchange Commission

Report of Independent Registered Accounting Firm, page 25

16.	Clarification from the auditor has been provided regarding the inclusion of a reference to the footnote describing the restatement in the audit report.

Statements of Operations, page 27

17.	Disclosure as to how the accountants considered ASC 985-20-25-1 and 25-2 in connection with the recognition of payments to sub contractors as costs of research and development has been provided.

Restatement of Financial Statements of the company for the years ended in December 31, 2008 and 2009, page 38

18.
Clarification as to the accounting for the issuance of the founders shares and an explanation as to services provided by the founders have been provided. Supplementally, founders shares are rarely, if ever, issued for services. Officers of development stage companies are rarely paid for their efforts commonly referred to as sweat equity. Unfortunately, for founders, sweat equity has no accepted accounting value.

Financial Statements for the Period from February 25, 2008 (Inception) through December 31, 2009

General

19.
The audited financial statements for February 25 through December 31, 2009 along with the interim financial statements for February 25, 2008 through September 30, 2010 have been removed from the document.

Recent Sales of Unregistered Securities, page 68

20.	A complete list of recent sales of unregistered securities has been provided. In addition, we have reconciled the number of issued and outstanding common stock.

Undertaking, page 69

21.	The undertakings section has been revised as applicable.

Exhibits

22.
A form of subscription agreement has been filed as an exhibit. It would cause the Company under burden and expense to file all subscription agreements especially in light of the fact that all material information relative to the subscription has been fully disclosed. Further, hard copies have also been supplementally provided.

Exhibit 5.1

23.	The legal opinion has been revised to reflect the shares being offered by selling shareholders.

Securities & Exchange Commission

Exhibit 23.1

24.	The auditors consent has been revised as appropriate.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,
/s/ Chris Jackson_
Chris Jackson
President and Chief Operating Officer